Exhibit 99.3

Theratechnologies Announces Financial Results for Second Quarter of 2014

Montreal, Canada – July 9, 2014 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) today announced its financial results for the second quarter ended May 31, 2014.

Second quarter 2014 financial highlights

•	Revenues of $2,393,000
•	Cash payment of $4,100,000 by Revenue Canada received on July 3, 2014
•	Selling and market development expenses of $2,148,000 mainly associated with marketing initiatives being undertaken in the United States
•	Net profit of $1,007,000
•	$9,722,000 in liquidities available at quarter-end including bonds, tax credits and grants receivable

“The second quarter marked two important milestones for Theratechnologies”, said Luc Tanguay, President and CEO. “Most notably, we have now regained all rights to EGRIFTA™ in the U.S. and are well advanced with our plans to reap the associated benefits. We expect to begin distributing our drug to U.S. patients between mid-August and mid-September. The second achievement was in Canada, where we received regulatory approval for EGRIFTA™ and simultaneously regained the rights to the Canadian market”, Mr. Tanguay noted.

Update on production

Technical issues observed during the production of EGRIFTA™ in its 2 mg presentation caused us to suspend manufacturing on February 14, 2014 and there is currently no inventory in the distribution network. In order to replenish inventory and resume shipping as soon as possible, we have temporarily reverted to the initial presentation of EGRIFTA™ (1 mg vial), which was problem free during the first two years of marketing the product. Regulatory clearance for this change has been obtained from the U.S. Food and Drug Administration. We have now produced one batch of EGRIFTA™ in the 1 mg presentation, which is currently undergoing routine testing and should be available for distribution to patients between mid-August and mid-September 2014.

Second Quarter Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and unaudited consolidated financial statements for the period ended May 31, 2014, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A for the second quarter ended May 31, 2014, and the unaudited consolidated financial statements can be found at www.theratech.com, www.sedar.com and www.sec.gov. Unless specified otherwise, all amounts in this press release are in Canadian dollars and all capitalized terms have the meaning ascribed thereto in our MD&A. As used herein, EGRIFTATM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is our trademark.

Prior to the closing of the EMD Serono Termination Agreement on May 1, 2014, our revenues were mainly composed of sales of EGRIFTA™ to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and research services, which included milestone payments and the amortization of the initial payment received upon the closing of the EMD Serono Agreement. From May 1, 2014, on, our revenues are primarily sales of EGRIFTA™ to customers. Consolidated revenue for the three- and six-month periods ended May 31, 2014 were $2,393,000 and $4,065,000 compared to $2,331,000 and $4,130,000 in the comparable periods of fiscal 2013.

Revenue generated from the sale of goods in the three- and six-month periods ended May 31, 2014 was nil and $675,000 compared to $996,000 and $1,447,000 in the comparable periods of fiscal 2013. Shipments to EMD Serono in the first quarter of 2014 represented all of the goods that were available in inventory and, with manufacturing suspended, there were no goods available for sale in the second quarter.

The lower sale of goods described above had a direct impact on royalties, which are almost entirely derived from the sales of EGRIFTA™ by EMD Serono. The lower royalties necessitated the adjustment of previous management estimates and resulted in the reported negative royalty revenue of $(57,000) in the three-month period ended May 31, 2014 and downward adjusted royalty revenue of $620,000 in the six-month period ended May 31, 2014, compared to $872,000 and $1,756,000 in the comparable periods of fiscal 2013.

With the closing of the EMD Serono Termination Agreement on May 1, 2014, we are no longer amortizing the initial payment of $27,097,000 received upon the closing of the EMD Serono Agreement. Consequently, all of the $2,450,000 unamortized balance of the initial payment was recognized as revenue in the second quarter of 2014.

The cost of sales in the three- and six-month periods ended May 31, 2014 was $14,000 and $1,639,000 compared to $1,065,000 and $1,733,000 in the comparable periods of fiscal 2013. The cost of sales is made up of cost of goods sold and unallocated production costs. The cost of goods sold component in 2014 amounted to nil in the three-month period and $600,000 in the six-month period compared to $864,000 and $1,262,000 in the comparable periods of fiscal 2013. Unallocated production costs were $14,000 and $1,039,000 in the three- and six-month periods ended May 31, 2014 compared to $201,000 and $471,000 in the comparable periods of fiscal 2013. The higher unallocated production costs in the six-month period ended May 31, 2014 are due largely to inventory write downs related to the manufacturing issues in the first quarter.

Research and development, or R&D, net of tax credits, in the three- and six-month periods ended May 31, 2014 were $2,121,000 and $3,417,000 compared to $1,791,000 and $3,246,000 in the comparable periods of fiscal 2013. R&D expenses are largely made up of expenses for the two Phase 4 clinical trials currently being conducted. Expenses related to the diabetic retinopathy study were $1,186,000 and $1,856,000 for the three and six-month periods ended May 31, 2014, compared to $856,000 and $1,619,000 in the comparable periods of fiscal 2013. Expenses for the long-term safety study were $232,000 and $432,000 for the three and six-month periods ended May 31, 2014, compared to $210,000 and $342,000 in the comparable periods of fiscal 2013.

Selling and market development expenses amounted to $2,148,000 and $3,527,000 for the three- and six-month periods ended May 31, 2014, compared to $69,000 and $131,000 in the comparable periods of fiscal 2013. The significant increase in expenses in fiscal 2014 is principally due to organization building and marketing initiatives tied to our reacquired commercialization rights for EGRIFTA™ in the United States market. In future periods, selling and market development expenses are expected to continue to be higher than in the past as we assume full responsibility for EGRIFTA™ marketing in the United States. In addition, following the closing of the EMD Serono Termination Agreement on May 1, 2014, selling and market development expenses now include the amortization of the $16,063,000 intangible asset value established for the EGRIFTA™ commercialization rights. This amortization expense amounted to $144,000 in the three-month period ended May 31, 2014.

General and administrative expenses amounted to $1,370,000 and $2,340,000 in the three- and six-month periods ended May 31, 2014, compared to $906,000 and $1,873,000 in the comparable periods of fiscal 2013. The increase in expenses in 2014 is largely temporary in nature and is principally due to professional fees.

There were no restructuring costs in the three- and six-month periods ended May 31, 2014. In the first three months of fiscal 2013, we recovered previously expensed restructuring costs in the amount of $3,093,000. The recovery came as a result of a lease amendment agreement entered into in April 2013, which eliminated the remaining $3,133,000 of an onerous lease provision established in conjunction with restructuring initiatives in 2012.

Finance income for the three- and six-month periods ended May 31, 2014 was $123,000 and $228,000 compared to $166,000 and $326,000 in the comparable periods of fiscal 2013. Interest revenue has trended lower due to a gradual decline in the portfolio size as investments are liquidated to fund operations.

Finance costs for the three-month period ended May 31, 2014 were $46,000 which included $170,000 of accretion on the $15,239,000 debt owed to EMD Serono for the early termination of the EMD Serono Agreement, offset by a foreign exchange gain of $216,000. For the six-month period ended May 31, 2014, finance costs were $13,000, which was principally the $170,000 of debt accretion, offset by a foreign exchange gain of $196,000. Finance costs were $31,000 and $71,000 in the comparable three- and six-month periods of fiscal 2013.

The Company settled a dispute with the Canada Revenue Agency in respect of an investment tax credit refund claim related to its 1994 and 1995 taxation years, resulting in a refund of $4,110,000 ($1,650,000 of investment tax credit refund and $2,520,000 in interest less associated fees). There were no items of this nature in the comparable periods of fiscal 2013.

Taking into account the revenue and expense variations described above, the net profit for the three-month period ended May 31, 2014 was $1,007,000, compared to a net loss of $1,382,000 in the comparable period of fiscal 2013. For the six-month period ended May 31, 2014, the net loss was $2,527,000, compared to a net profit of $478,000 in the comparable period of fiscal 2013. On a per share basis, the net profit was $0.02 in the three-month period May 31, 2014 compared to net loss of $(0.02) in the comparable period of fiscal 2013. In the six-month period ended May 31, 2014, the net loss was $(0.04) compared to a net profit of $0.01 in the comparable period of fiscal 2013.

Cash flows used in operating activities for the three- and six-month periods ended May 31, 2014 were $3,474,000 and $5,779,000 compared to $4,071,000 and $6,955,000 in the comparable periods of fiscal 2013.

As at May 31, 2014, liquidities, which include cash and bonds, amounted to $5,552,000 and tax credits and grants receivable amounted to $4,170,000 for a total of $9,722,000 compared to $12,353,000 at November 30, 2013.

On December 13, 2013, the Company announced that it entered into the EMD Serono Termination Agreement to regain all rights under the EMD Serono Agreement, including commercialization rights for EGRIFTATM in the United States. The closing of the transaction occurred on May 1, 2014. Operations of the Company have significantly changed upon the completion of the EMD Serono transaction which may impact the risk profile of its cash flows, and the contractual obligation with respect to the early termination fee (note 10 – long-term obligation, of the Company`s interim consolidated financial statements) will increase the Company’s liquidity risk and may require additional funding.

During the last fiscal year, the Company experienced manufacturing difficulties at its third-party manufacturer, which led to shortages of EGRIFTATM and negatively impacted sales and operating results. Thereafter, the Company resumed manufacturing. On February 14, 2014, the manufacturing difficulties resurfaced. The Company ceased manufacturing again and there is no longer any inventory of EGRIFTATM available. As a result of the manufacturing difficulties, the Company undertook to carry out work to evaluate its current manufacturing process. A plan has been developed based upon temporarily reverting to the initial presentation of EGRIFTATM (1 mg vial), which was problem free during the first two years of marketing the product. In June 2014, one batch of EGRIFTATM in the 1 mg presentation was produced, which is currently undergoing routine testing. While it is supplying market demand with the 1 mg presentation, the Company will continue to improve its 2 mg production cycle. Once it has confidence that the cycle is robust, the approval of the FDA to bring the 2 mg presentation back to market will be sought. The Company currently has sufficient funding to offset the interruption it is experiencing in its revenue stream. If, however, the Company encounters significant delays in re-establishing the supply chain, it may require additional funds in the next 12 months in order to meet its obligations and sustain operations.

These circumstances could result in a material uncertainty that could cast significant doubt about the Company’s ability to continue as a going concern.

Subsequent Event

In June 2014, a loss of $92,000 of materials was incurred related to manufacturing issues.

Conference Call Details

A conference call will be held today at 8:30 a.m. (ET) to discuss the results. The call will be hosted by Luc Tanguay, President and Chief Executive Officer. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-877-223-4471 (North America) or 1-647-788-4922 (International). The conference call will also be accessible via webcast at http://www.gowebcasting.com/5634. Audio replay of the conference call will be available until July 16, 2014, by dialling 1-416-621-4642 (North America) or 1-800-585-8367 (International) and by entering the playback code 65670188.

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs in metabolic disorders to promote healthy ageing and improved quality of life. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Forward-Looking Information

This Press Release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s belief and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this Press Release include, but are not limited to, statements regarding: the timing to resume the distribution of EGRIFTATM in the United States, our capacity to improve the 2 mg production cycle and our capacity to offset the interruption of our revenue stream.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: the manufactured lot of EGRIFTATM will pass routine testing and distribution of EGRIFTATM in the United States will resume as planned, no delay will be encountered in connection with the packaging or shipping of the new lot of EGRIFTATM recently manufactured, we will be able to increase our patient base in the United States, demand for EGRIFTATM will increase over time in the United States despite the drug shortage, and no unexpected events resulting in unplanned material expenses will occur.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this Press Release. These risks and uncertainties include, but are not limited to, the following: the risk that the manufactured lot of EGRIFTATM fails routine testing and becomes unavailable for distribution, the risk that we incur various delays in resuming the distribution of EGRIFTATM in the United States and that such delays require that we seek financing through the issuance of equity, debt-securities or the sale of assets in order to continue our operations, the risk that conflicts occur with our third-party suppliers jeopardizing the manufacture and/or commercialization of EGRIFTATM, the risk that EGRIFTATM is withdrawn from the market as a result of defects or recalls if and when it becomes available and the risk that unexpected events occur resulting in unplanned material expenses.

We refer potential investors to the “Risk Factors” section of our Annual Report on Form 20-F dated February 27, 2014 available at www.sedar.com, www.sec.gov and www.theratech.com for additional risks regarding the Company and its operation. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this Press Release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Denis Boucher

Phone: 514-913-1957